Exhibit 99.1
MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX    ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “company”)

FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement released on SENS on 5 March 2015 and are advised that MiX Telematics continues to investigate strategic alternatives relating to the company. Accordingly, shareholders are advised to continue exercising caution when dealing in the company’s securities until a full announcement is made.

20 April 2015

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